Filed Pursuant to Rule 424(b)(3)
                                               SEC File No.  33-48170
PROSPECTUS                                                   333-20737



                             LIBERTY BANCORP, INC.


                          ________________________

                                  COMMON STOCK
                          ________________________



     This Prospectus relates to up to 569,022 shares of Common Stock, $.01 par value per share ("Common Stock"), of Liberty Bancorp, Inc. (the "Company") which may be offered and sold from time to time by certain persons named herein (the "Selling Stockholders"). Each of the Selling Stockholders is an executive officer of the Company and may be considered an "affiliate" of the Company as that term is defined in Rule 405 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The shares being offered hereby have been issued or are issuable upon the exercise of options to purchase Common Stock granted to the Selling Stockholders under the Company's 1990 Stock Option Plan.
 The inclusion of shares in this Prospectus does not necessarily indicate any current intent of any Selling Stockholder to sell such shares when and if acquired from the Company.

     The distribution of the shares by the Selling Stockholders may be effected, if at all, from time to time in one or more transactions in the over-the counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. No part of the proceeds of such distribution will be received by the Company. In connection with such transactions, the Selling Stockholders may employ brokers who will receive commissions for sales made by them or may sell the shares directly to a dealer who may receive a mark-up in connection with any sales of shares acquired by such dealer.

     The Common Stock of the Company is traded on the NASDAQ National Market System under the symbol "LBNA".


                          ________________________


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          ________________________




     The date of this Prospectus is January 30, 1997.

                            AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission, except that copies of the exhibits may not be available at certain of the Regional
Offices: Chicago Regional Office, Citicorp Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained by mail at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549 or through the site maintained by the Commission on the worldwide web at "www.sec.gov.". The Common Stock of the Company is traded on the NASDAQ National Market System, and reports, proxy statements and other information may also be inspected at the public reference facility maintained by the National Associates of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.

     The Company has filed with the Commission a Registration Statement on Form S-8 (the "Registration Statement") under the Securities Act, with respect to the securities included in this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made. Any interested party may inspect the Registration Statement, and the exhibits thereto, without charge, at the public reference facilities of the Commission and may obtain copies of all or any portion of the Registration Statement from the Commission upon payment of the prescribed fees.


             INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the Commission are incorporated by reference in this Prospectus:

     1. The Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 1995.

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

     4. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

     5.     The Company's Current Report on Form 8-K dated as of
            December 28, 1996.

     6. The description of the Company's Common Stock contained in the Form 8-B dated May 26, 1992.

     In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and deemed to be a part hereof from the date of filing of such documents.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Requests should be made to Human Resources Department, Liberty Bancorp, Inc., 100 North Broadway, Oklahoma City, Oklahoma 73102. The Company's telephone number at that location is (405) 231-6000.


                               TABLE OF CONTENTS



                                                                       Page


Available Information                                                    2

Incorporation of Certain Documents by Reference                          2

The Company                                                              4

Selling Stockholders                                                     4

Legal Matters                                                            6

Experts                                                                  6

                          ________________________



No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offering described herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities covered by this Prospectus in any jurisdiction to any person to whom it is unlawful to make any offer or solicitation. The delivery of this Prospectus at any time does not imply that the information contained or incorporated by reference herein is correct as of any time subsequent to the date hereof or subsequent to the respective dates of the documents incorporated by reference herein.


                          ________________________


                                 THE COMPANY

     Liberty Bancorp, Inc. (the "Company") is a bank holding company headquartered in Oklahoma. The principal subsidiaries of the Company are Liberty Bank and Trust Company of Oklahoma City, N.A. ("Liberty Oklahoma City") and Liberty Bank and Trust Company of Tulsa, N.A. ("Liberty Tulsa"). Through these subsidiaries, the Company has 32 banking offices in the Oklahoma City and Tulsa metropolitan areas. The Company's principal executive offices are located at 100 North Broadway, Oklahoma City, Oklahoma 73102, and its telephone number at that location is (405) 231-6000.

     In December 1996, the Company and Banc One Corporation ("Banc One") entered into a Merger Agreement providing for the merger (the "Merger") of the Company into Banc One Oklahoma, a wholly-owned subsidiary of Banc One.
Pursuant to the Merger, each share of Common Stock of the Company would be converted into 1.175 shares of common stock, no par value, of Banc One. The Merger is subject, among other things, to customary conditions, the approval of the holders of a majority of the outstanding Common Stock of the Company and various regulatory approvals. The Merger is described in greater detail in the Company's Current Report on Form 8-K and exhibits thereto incorporated herein by reference, and this summary is qualified in its entirety by reference to such documents.


                            SELLING STOCKHOLDERS

     The following table sets forth with respect to each Selling Stockholder his name and position with the Company or its subsidiaries and information concerning his beneficial ownership of shares of Common Stock of the Company as of January 1, 1997. All shares proposed to be offered by the persons listed below are shares which such persons have acquired or have the right to acquire pursuant to stock options granted under the Company's 1990 Stock Option Plan. Shares proposed to be offered may or may not ultimately be sold by any Selling Stockholder.

                           Shares         Shares       Shares       Percentage
                            Owned        Proposed      Owned          Owned
       Name of             Before         to be        After          After
  Selling Stockholder    Offering(1)     Offered     Offering(1)    Offering(1)
  -------------------    -----------     -------     -----------    -----------
Charles E. Nelson(2)       190,615       168,179       22,436            *

W. H. Thompson, Jr.(3)     112,398       104,900        7,498            *

William M. Bell(4)          74,576        67,638        6,938            *

Kenneth R. Brown(5)         71,453        51,500       19,953            *

Mischa Gorkuscha(6)         72,985        63,005        9,980            *

Edward F.  Keller(7)        25,500        25,000          500            *

W. Jeffrey Pickryl(8)       36,349        33,000        3,349            *

Stephen D. Plunk(9)         45,767        19,800       25,967            *

Douglas L. Ruhl(10)         39,693        36,000        3,693            *

_________________________________

(1) Calculated without regard to shares of Common Stock issuable upon exercise of outstanding options, except that shares issuable upon the exercise of outstanding options granted to a Selling Stockholder are considered to be outstanding solely for the purpose of calculating the number of shares and the percentage of Common Stock owned by such Selling Stockholder. Beneficial ownership information with respect to shares held by the Company's Profit Sharing, Salary Deferral and Employee Stock Ownership Plan and Trust Agreement ("Profit Sharing Plan") for the respective accounts of the Selling Stockholders is as of September 30, 1996. Percentage ownership of less than one percent is reflected by asterisk.

(2) Mr. Nelson is Chairman and Chief Executive Officer and a director of the Company and Chairman, President and Chief Executive Officer of Liberty Oklahoma City. The shares indicated as beneficially owned by Mr. Nelson include 168,179 shares which Mr. Nelson may acquire pursuant to options granted under the Company's 1990 Stock Option Plan and 3,560 shares held for Mr. Nelson's account by the Profit Sharing Plan over which shares Mr. Nelson has sole voting power.

(3) Mr. Thompson is President and a director of the Company and is Chairman and Chief Executive Officer of Liberty Tulsa. The shares indicated as beneficially owned by Mr. Thompson include 104,900 shares which Mr. Thompson may acquire pursuant to options granted under the Company's 1990 Stock Option Plan and 2,398 shares held for Mr. Thompson's account by the Profit Sharing Plan over which Mr. Thompson has sole voting power.

(4) Mr. Bell is Senior Vice President of the Company and Vice Chairman of Liberty Oklahoma City. The shares indicated as beneficially owned by Mr. Bell include 67,638 shares which Mr. Bell may acquire pursuant to options granted under the Company's 1990 Stock Option Plan and 3,337 shares held for Mr. Bell's account by the Profit Sharing Plan over which Mr. Bell has sole voting power.

(5) Mr. Brown is Senior Vice President and Secretary of the Company responsible for the investments and the capital markets activities of the Company and is Executive Vice President of Liberty Oklahoma City. The shares indicated as beneficially owned by Mr. Brown include 51,500 shares which Mr. Brown may acquire pursuant to options granted under the Company's 1990 Stock Option Plan and 3,685 shares held for Mr. Brown's account by the Profit Sharing Plan over which Mr. Brown has sole voting power.

(6) Mr. Gorkuscha is Senior Vice President and Chief Financial Officer of the Company, Chairman of Liberty Mortgage Company and Executive Vice President and Chief Administrative Officer of Liberty Oklahoma City. The shares indicated as beneficially owned by Mr. Gorkuscha include 63,005 shares which Mr. Gorkuscha may acquire pursuant to options granted under the Company's 1990 Stock Option Plan and 6,505 shares held for Mr. Gorkuscha's account by the Profit Sharing Plan over which Mr. Gorkuscha has sole voting power.

(7) Mr. Keller is Senior Vice President and a director of the Company and Vice Chairman of Liberty Tulsa. The shares indicated as beneficially owned by Mr. Keller include 25,000 shares which Mr. Keller may acquire pursuant to options granted under the Company's 1990 Stock Option Plan.

(8) Mr. Pickryl is Senior Vice President and Chief Credit Officer of the Company and President of Liberty Tulsa. The shares indicated as beneficially owned by Mr. Pickryl include 33,000 shares which Mr. Pickryl may acquire pursuant to options granted under the Company's 1990 Stock Option Plan and 3,112 shares held for Mr. Pickryl's account by the Profit Sharing Plan over which Mr. Pickryl has sole voting power.

(9) Mr. Plunk is Senior Vice President of the Company responsible for operations and data processing activities and special assets operations and is Executive Vice President of Liberty Oklahoma City. The shares indicated as beneficially owned by Mr. Plunk include 19,800 shares which Mr. Plunk may acquire pursuant to options granted under the Company's 1990 Stock Option Plan and 6,772 shares held for Mr. Plunk's account by the Profit Sharing Plan over which Mr. Plunk has sole voting power.

(10) Mr. Ruhl is Senior Vice President of the Company and responsible for retail banking and is Executive Vice President of Liberty Oklahoma City. The shares indicated as beneficially owned by Mr. Ruhl include 36,000 shares which Mr. Ruhl may acquire pursuant to options granted under the Company's 1990 Stock Option Plan and 3,493 shares held for Mr. Ruhl's account by the Profit Sharing Plan over which Mr. Ruhl has sole voting power.


                                LEGAL MATTERS

     Certain legal matters in connection with the securities offered hereby have been passed on by Crowe & Dunlevy, A Professional Corporation, 1800 Mid-America Tower, 20 North Broadway, Oklahoma City, Oklahoma 73102. Such firm beneficially owns approximately 0.3% of the Company's outstanding Common Stock and may acquire additional shares from time to time. Members and associates of such firm also may own shares of the Company's Common Stock from time to time.
 James L. Hall, Jr., and William G. Paul, each a member of such firm, are directors of the Company.


                                    EXPERTS

     The consolidated financial statements of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (as amended by Form10-K/A filed June 28, 1996), which is incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and have been incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     Any future financial statements hereafter incorporated by reference will be incorporated in reliance upon the reports of those firms examining such statements given upon the authority of such firms as experts in accounting and auditing to the extent that those firms have audited those financial statements and consented to the use of their reports thereon.